UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GENERAL DYNAMICS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-3671
(State or Other Jurisdiction of Incorporation)	(Commission File Number)

11011 Sunset Hills Road, Reston VA 20190

(Address of principal executive offices) (Zip Code)

Gregory S. Gallopoulos

Senior Vice President, General Counsel and Secretary

(703) 876-3000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____ .

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

General Dynamics Corporation (the “Company”) is submitting this Form SD in compliance with Rule 13p -1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Summary

Based on the Company’s reasonable country of origin inquiry (“RCOI”) and the procedures described in this Form SD, the Company has determined that, with respect to many products subject to inquiry by Rule 13p-1 for the period from January 1, 2025 to December 31, 2025 (the “Reporting Period”), the Company has no reason to believe these products contain Conflict Minerals (as defined in Section 13(p) of the Exchange Act and Rule 13p-1 and Form SD promulgated thereunder) that may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). The Company determined that it does have reason to believe that a limited amount of necessary Conflict Minerals in some products may have originated in a Covered Country.

Reasonable Country of Origin Inquiry

Each of the business units that manufactured or contracted to manufacture products completed during the Reporting Period (the “Completed Products”) evaluated those products to determine if Conflict Minerals may have been present and potentially necessary to the production or functionality of the Completed Products. Following this evaluation, each business unit then engaged in an RCOI by identifying, through a risk-based approach, those suppliers that were likely to provide products containing Conflict Minerals during the year ended December 31, 2025. Each business unit (in certain cases in conjunction with a third-party vendor) then contacted each identified supplier to ascertain whether Conflict Minerals were used in the supplier’s products as provided to the business unit.

Supplier responses can be grouped into five main categories:

(1)	The supplier represented that its products did not contain Conflict Minerals from the Covered Countries.

(2)

The supplier represented that it had not completed its own diligence about its products in order to be able to certify to the business unit whether the supplier’s products contain Conflict Minerals from the Covered Countries.

(3)	The supplier represented that it had completed its diligence but was unable to determine whether its products contain Conflict Minerals from the Covered Countries.

(4)	The supplier represented that its products contained Conflict Minerals that did originate or may have originated in the Covered Countries.

(5)	The supplier provided no response to the inquiry.

The business units evaluated each response to provide a level of assurance as to the response’s validity. For non-responsive suppliers, the business units conducted additional outreach (including mailings or telephone contact).

Following the RCOI, one business unit concluded that it had no reason to believe that any necessary Conflict Minerals contained in certain Completed Products may have originated in a Covered Country. Nine business units determined that they had reason to believe that a limited amount of necessary Conflict Minerals contained in some Completed Products may have originated in a Covered Country. Pursuant to the Updated Public Statement issued by the Securities and Exchange Commission’s Division of Corporation Finance on April 7, 2017, the Company has provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GENERAL DYNAMICS CORPORATION

By:	/s/ Phebe N. Novakovic
Name: Phebe N. Novakovic
Title: Chairman and Chief Executive Officer

Date: May 27, 2026